   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 1995

                                                REGISTRATION STATEMENT 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2
                               ------------------

     A. Exact name of trust: KILICO VARIABLE SEPARATE ACCOUNT

     B. Name of depositor: KEMPER INVESTORS LIFE INSURANCE COMPANY

     C. Complete address of depositor's principal executive offices:

        1 Kemper Drive
        Long Grove, Illinois 60049

     D. Name and complete address of agent for service:

                             DEBRA P. REZABEK, ESQ.
                    Kemper Investors Life Insurance Company
                                 1 Kemper Drive
                           Long Grove, Illinois 60049
                                  Copies To:

                  FRANK JULIAN, ESQ.                             JOAN E. BOROS, ESQ.
    Kemper Investors Life Insurance Company                  Katten Muchin & Zavis
                1 Kemper Drive                        1025 Thomas Jefferson Street, N.W.
         Long Grove, Illinois 60049                        Washington, D.C. 20007

     E. Title and amount of securities being registered:

         Units of Interests in the Separate Account under Flexible Premium Variable Life Insurance Policies.

     F. Proposed maximum aggregate offering price to the public of the securities being registered.

         Registrant has previously registered an Indefinite Amount of Securities pursuant to Rule 24f-2 under the Investment Company Act of 1940 in connection with File No. 33-11803. The Separate Account anticipates filing its Rule 24f-2 Notice on or before February 29, 1996.

     G. Amount of filing Fee:

     H. Approximate date of proposed public offering:

As soon as practicable after the effective date of this Registration Statement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

 ITEM NO.
    OF
FORM N-8B-2                                    CAPTION IN PROSPECTUS
-----------      ----------------------------------------------------------------------------------
    1.           Cover Page
    2.           Cover Page
    3.           Not Applicable
    4.           Distribution of Policies
    5.           KILICO and the Separate Account; State Regulation of KILICO
    6.           KILICO and the Separate Account
    7.           Not Applicable
    8.           Experts
    9.           Legal Proceedings; Legal Considerations
    10.          KILICO and the Separate Account; The Funds; The Policy; Policy Rights and
                 Benefits; General Provisions; Voting Interests, Dollar Cost Averaging; Systematic
                 Withdrawal Plan; Federal Tax Matters
    11.          Cover Page; Summary; KILICO and the Separate Account; The Funds
    12.          Not Applicable
    13.          Charges and Deductions
    14.          The Policy
    15.          The Policy; Policy Benefits and Rights
    16.          Summary; The Policy
    17.          The Policy; Policy Benefits and Rights
    18.          The Funds
    19.          General Provisions
    20.          The Funds; General Provisions
    21.          Policy Benefits and Rights
    22.          Not Applicable
    23.          Not Applicable
    24.          General Provisions
    25.          KILICO and the Separate Account
    26.          Not Applicable
    27.          KILICO and the Separate Account
    28.          Directors and Officers of KILICO
    29.          KILICO and the Separate Account
    30.          Not Applicable
    31.          Not Applicable
    32.          Not Applicable
    33.          Not Applicable
    34.          Not Applicable
    35.          KILICO and the Separate Account; Distribution of Policies
    36.          Not Applicable
    37.          Not Applicable
    38.          Distribution of Policies

 ITEM NO.
    OF
FORM N-8B-2                                    CAPTION IN PROSPECTUS
-----------      ----------------------------------------------------------------------------------
    39.          KILICO and the Separate Account; Distribution of Policies
    40.          Not Applicable
    41.          KILICO and the Separate Account; Distribution of Policies
    42.          Not Applicable
    43.          Not Applicable
    44.          KILICO and the Separate Account; Charges and Deductions
    45.          Not Applicable
    46.          The Policy; Policy Benefits and Rights; Charges and Deductions
    47.          Summary; KILICO and the Separate Account; The Policy
    48.          Not Applicable
    49.          Not Applicable
    50.          Not Applicable
    51.          Cover Page; Summary; KILICO and the Separate Account; The Policy; Policy Benefits
                 and Rights; Charges and Deductions; General Provisions; Distribution of Policies
    52.          Summary; KILICO and the Separate Account; The Fund; General Provisions
    53.          Federal Tax Matters
    54.          Not Applicable
    55.          Not Applicable
    56.          Not Applicable
    57.          Not Applicable
    58.          Not Applicable
    59.          Financial Statements

                                  PROSPECTUS--

--------------------------------------------------------------------------------

                           FLEXIBLE PREMIUM VARIABLE
                             LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

                                   ISSUED BY

                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                  THROUGH ITS KILICO VARIABLE SEPARATE ACCOUNT

  HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049       (708) 320-4500

     This Prospectus describes a variable life insurance policy (the "Policy") offered by Kemper Investors Life Insurance Company ("KILICO"). The Policy provides for life insurance and for the accumulation of Cash Value on a variable basis. Premiums under the Policy are flexible, subject to certain restrictions. The Death Benefit and Cash Value of the Policy may vary to reflect the investment experience of the KILICO Variable Separate Account (the "Separate Account").

     The Policy meets the definition of "life insurance" under Section 7702 of the Internal Revenue Code. The Policy may be issued as or become a modified endowment contract. For a Policy treated as a modified endowment contract, certain distributions will be includable in gross income for Federal income tax purposes.

     See "Federal Tax Matters", page 21 for a discussion of laws that affect the tax treatment of the Policy.

     An Owner may allocate premiums under a Policy to one or more of the Subaccounts of the Separate Account and the Fixed Account. Each Subaccount invests in shares of one portfolio of an underlying mutual fund. The underlying mutual funds (and the portfolios of the underlying mutual funds) currently are:
(a) Kemper Investors Fund (portfolios--Money Market, Total Return, High Yield, Equity, Government Securities, International and Small Capitalization Equity ("Small Cap")); and (b) American Skandia Trust (portfolios--Lord Abbett Growth and Income, JanCap Growth, T. Rowe Price International Equity, Founders Capital Appreciation, INVESCO Equity Income, PIMCO Total Return Bond and Berger Capital Growth). The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the portfolios of the Funds. The Cash Value in the Fixed Account will accrue interest at a rate that is guaranteed by KILICO.

     The Policy permits the Owner to choose from two death benefit options. KILICO guarantees that the Death Benefit payable for a Policy will never be less than the Death Benefit stated in the Policy Specifications, less Debt, as long as the Policy is in force. There is no guaranteed Cash Value. If the Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse. A guarantee premium and guarantee period are stated in the Policy Specifications. Payment of the guarantee premium is not required but if paid as specified under the Policy will guarantee that the Policy will not lapse during the guarantee period.

     The Owner may examine the Policy and return it to KILICO for a refund during the Free-Look Period.

     It may not be advantageous to purchase a Policy as a replacement for another type of life insurance policy, or to obtain additional insurance protection if a flexible premium variable life insurance policy is already owned.

     This Prospectus generally describes only that portion of the Cash Value allocated to the Separate Account. For a brief summary of the Fixed Account option see "The Fixed Account Option" on page 7.

           THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR THE APPLICABLE UNDERLYING
           FUND. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR
           FUTURE REFERENCE.
                         ------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                            Page
                                                                                            -----
DEFINITIONS.................................................................................     1
SUMMARY.....................................................................................     2
KILICO AND THE SEPARATE ACCOUNT.............................................................     4
THE FUNDS...................................................................................     5
FIXED ACCOUNT OPTION........................................................................     7
THE POLICY..................................................................................     8
POLICY BENEFITS AND RIGHTS..................................................................    10
CHARGES AND DEDUCTIONS......................................................................    15
GENERAL PROVISIONS..........................................................................    17
DOLLAR COST AVERAGING.......................................................................    19
SYSTEMATIC WITHDRAWAL PLAN..................................................................    20
DISTRIBUTION OF POLICIES....................................................................    20
FEDERAL TAX MATTERS.........................................................................    21
LEGAL CONSIDERATIONS........................................................................    22
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS................................................    22
VOTING INTERESTS............................................................................    22
STATE REGULATION OF KILICO..................................................................    23
DIRECTORS AND OFFICERS OF KILICO............................................................    24
LEGAL MATTERS...............................................................................    25
LEGAL PROCEEDINGS...........................................................................    25
EXPERTS.....................................................................................    25
REGISTRATION STATEMENT......................................................................    25
FINANCIAL STATEMENTS........................................................................    25
APPENDICES..................................................................................    27

                                  DEFINITIONS

     ACCUMULATION UNIT--An accounting unit of measure used to calculate the value of each Subaccount.

     AGE--The Insured's age on his or her last birthday.

     BENEFICIARY--The person to whom the proceeds due on the Insured's death are paid.

     CASH VALUE--The sum of the value of Policy assets in the Separate Account, Fixed Account and Loan Account.

     DATE OF RECEIPT--Date of receipt means the valuation date during which a request, form or payment is received at KILICO's Home Office. KILICO is deemed to have received any request, form or payment on the date it is actually received at the Home Office, provided that it is received before the close of the New York Stock Exchange (which is normally 3:00 p.m. Long Grove time) on any date when the New York Stock Exchange is open. Otherwise, it will be deemed to be received on the next such day.

     DEBT--Debt means (1) the principal of any outstanding loan, plus (2) any loan interest due or accrued to KILICO.

     FIXED ACCOUNT--The amount of assets held in the General Account attributable to the fixed portion of the Policy.

     FREE-LOOK PERIOD--The period of time in which an Owner may cancel the Policy and receive a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner.

     FUNDS--The underlying mutual funds in which the Subaccounts of the Separate Account invest.

     GENERAL ACCOUNT--The assets of KILICO other than those allocated to the Separate Account or any other separate account.

     GUIDELINE SINGLE PREMIUM--The maximum initial amount of premium that can be paid while retaining qualification as a life insurance policy under the Internal Revenue Code.

     INSURED--The person whose life is covered by the Policy and who is named in the Policy Specifications.

     ISSUE DATE--The date shown in the Policy Specifications. Incontestability and suicide periods are measured from the Issue Date.

     LOAN ACCOUNT--The amount of assets transferred from the Separate Account and the Fixed Account and held in the General Account as collateral for Policy Loans.

     MATURITY DATE--The Policy Date anniversary coinciding with or next following the Insured's 99th birthday.

     MONTHLY PROCESSING DATE--The same day in each month as the Policy Date.

     MORTALITY AND EXPENSE RISK CHARGE--A charge deducted in the calculation of the Accumulation Unit Value for the assumption of mortality risks and expense guarantees.

     PLANNED PREMIUM--The scheduled premium specified by the Owner in the application.

     POLICY DATE--The date shown in the Policy Specifications. The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date is the date that insurance coverage takes effect subject to any principles of conditional receipt under applicable law.

     POLICY YEAR--Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

     SEPARATE ACCOUNT VALUE--The portion of the Cash Value in the Subaccount(s) of the Separate Account.

     SPECIFIED AMOUNT--The amount chosen by the Owner and used to calculate the death benefit. The Specified Amount is shown in the Policy Specifications.

     SUBACCOUNT--A subdivision of the Separate Account.

     SURRENDER VALUE--The surrender value of a Policy is (1) the Cash Value minus (2) any applicable Surrender Charge; minus (3) any Debt.

     TRADE DATE--The date 30 days after the Issue Date. The Trade Date is the date on which initial investment allocations are made pursuant to the Owner's elections.

     VALUATION DATE--Each business day on which valuation of the assets of the Separate Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

     VALUATION PERIOD--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

                                    SUMMARY

     The following summary should be read in conjunction with the detailed information in this prospectus. You should refer to the heading "Definitions" for the meaning of certain terms. Variations from the information appearing in this prospectus due to individual state requirements are described in supplements which are attached to this prospectus, or in endorsements to the Policy, as appropriate. Unless otherwise indicated, the description of the Policy contained in this prospectus assumes that the Policy is in force, that there is no indebtedness, and that current Federal tax laws apply.

     The Owner of a Policy pays a premium for life insurance coverage on the person insured. The Policy is a flexible premium policy, so subject to certain limitations, a Policy Owner may choose the amount and frequency of premium payments. The Policy provides for a Surrender Value which is payable if the Policy is terminated during an Insured's lifetime. The Death Benefit and Cash Value of the Policy may increase or decrease to reflect investment experience. There is no guaranteed Cash Value. If the Surrender Value is insufficient to pay charges under the Policy, the Policy will lapse unless an additional premium payment or loan repayment is made. A guarantee premium and a guarantee period are stated in the Policy Specifications. The Policy is guaranteed to remain in force during the guarantee period provided the sum of the premiums paid less withdrawals and debt is equal to or greater than the sum of the guarantee premiums. (See "The Policy--Premiums and Allocation of Premiums and Separate Account Value," pages 8 and 9, "Charges and Deductions," page 15, and "Policy Benefits and Rights," page 10.)

     Under certain circumstances, a Policy may be issued as or become a modified endowment contract as a result of a material change or reduction in benefits as defined by the Internal Revenue Code. Excess premiums paid may also cause the Policy to become a modified endowment contract. For a Policy treated as a modified endowment contract, certain distributions will be included in the Owner's gross income for purposes of Federal income tax (See "Federal Tax Matters," page 21.)

     The purpose of the Policy is to provide insurance protection for the beneficiary named therein. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

POLICY BENEFITS

     CASH VALUE. The Policy provides for a Cash Value. The Cash Value will reflect the amount and frequency of premium payments, the investment experience of the selected Subaccounts, any values in the Fixed Account and Loan Account, and charges imposed in connection with the Policy. The Owner bears the entire investment risk on that portion of the net premiums and Cash Value allocated to the Separate Account. KILICO does not guarantee a minimum Separate Account Value. (See "Policy Benefits and Rights--Cash Value," page 12.)

     The Owner may surrender a Policy at any time and receive the Surrender Value, which equals the Cash Value less any applicable surrender charge and outstanding Debt. Partial withdrawals are also available. (See "Policy Benefits and Rights--Surrender Privilege," page 14.)

     POLICY LOANS. The Owner may borrow up to 95% of the Policy's Cash Value minus applicable surrender charges, subject to the requirements of the Internal Revenue Code. The minimum amount of a loan is $500. Interest at an effective annual rate of 5.00% will be charged on outstanding loan amounts. (See "Federal Tax Matters," page 21.)

     When a loan is made, a portion of the Policy's Cash Value equal to the amount of the loan will be transferred from the Separate Account and the Fixed Account (proportionately, unless the Owner requests otherwise) to the Loan Account. Cash Values within the Loan Account will earn 3.00% annual interest for the first nine Policy Years and 5% annual interest thereafter. Such earnings will be allocated to the Loan Account. (See "Policy Benefits and Rights--Policy Loans," page 14.)

     If the Policy is treated as a modified endowment contract, a loan will be treated as a distribution for Federal income tax purposes and may be subject to tax, withholding and penalties. (See "Federal Tax Matters," page 21.)

     DEATH BENEFITS. As long as the Policy remains in force, the Policy provides a death benefit payment upon the death of the Insured. The Policy contains two death benefit options. Under Option A, the death benefit is the Specified Amount stated in the Policy Specifications. Under Option B, the death benefit is the Specified Amount stated in the Policy Specifications plus the Cash Value. In either case, the death benefit will not be less than a specified multiple of the Cash Value. The death benefit payable will be reduced by any Debt. (See "Policy Benefits and Rights--Death Benefits," page 10.)

PREMIUMS

     The Owner has flexibility concerning the amount and frequency of premium payments. At the time of application, the Owner will determine a Planned Premium. However, the Owner will not be required to adhere to the schedule and, subject to certain restrictions, may make premium payments in any amount and at any frequency. The amount, frequency, and period of time over which an Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract. The minimum monthly premium payment is $50. Other minimums apply for other payment modes.

     Payment of the scheduled premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends on the Policy's Surrender Value. A guarantee premium and a guarantee period are stated in the Policy Specifications. A Policy will remain in force during the guarantee period provided the sum of the premiums paid less withdrawals and Debt is equal to or greater than the sum of the guarantee premiums. (See "The Policy--Premiums," page 8.)

THE SEPARATE ACCOUNT

     ALLOCATION OF PREMIUMS. The portion of the premium available for allocation equals the premium paid less applicable charges. An Owner indicates in the application for the Policy the percentages of premium to be allocated among the Subaccounts of the Separate Account and the Fixed Account. The Separate Account currently consists of fourteen Subaccounts, each of which invests in shares of a designated portfolio of the Kemper Investors Fund or American Skandia Trust.

     On the day following the date of receipt, the initial premium less applicable charges will be allocated to the Kemper Money Market Subaccount. On the Trade Date, which is thirty days from the Issue Date, the Separate Account Value in the Money Market Subaccount will be allocated among the Subaccounts and the Fixed Account in accordance with the Owner's instructions in the application. (See "The Policy -- Policy Issue," page 8.)

     TRANSFERS. An Owner may transfer Separate Account Value among the Subaccounts. One transfer of all or part of the Separate Account Value may be made within a fifteen day period. Transfers are also permitted between the Fixed Account and the Subaccounts, subject to restrictions. (See "Allocation of Premiums and Separate Account Value," page 9.)

THE FUNDS

     The following portfolios of the Kemper Investors Fund are currently available for investment by the Separate Account:

     MONEY MARKET PORTFOLIO, TOTAL RETURN PORTFOLIO, HIGH YIELD PORTFOLIO, EQUITY PORTFOLIO, GOVERNMENT SECURITIES PORTFOLIO, INTERNATIONAL PORTFOLIO AND SMALL CAP PORTFOLIO.

     The following portfolios of American Skandia Trust are currently available for investment by the Separate Account:

     LORD ABBETT GROWTH AND INCOME, JANCAP GROWTH, T. ROWE PRICE INTERNATIONAL EQUITY, FOUNDERS CAPITAL APPRECIATION, INVESCO EQUITY INCOME, PIMCO TOTAL RETURN BOND AND BERGER CAPITAL GROWTH.

     For a more detailed description of the Funds, see "The Funds," page 5, the Funds' prospectuses, and Statements of Additional Information available upon request.

CHARGES

     A state and local premium tax charge of 2.5% is deducted from each premium payment under the Policy prior to allocation of the net premium. In addition, a charge of 1% of each premium payment will be deducted to compensate KILICO for higher corporate income tax liability resulting from changes in the tax law made by the Omnibus Budget Reconciliation Act of 1990. (See Charges and Deductions--Deductions from Premiums, page 15.)

     No other charges are currently made from premium or the Separate Account for Federal, state or other taxes. Should KILICO determine that such taxes may be imposed, it may make deductions from the Separate Account to pay those taxes. (See "Federal Tax Matters," page 21.)

     Deductions will be made from the Policy's Cash Value in each Subaccount and the Fixed Account on the Policy Date and on each Monthly Processing Date for the cost of providing life insurance coverage for the Insured. In addition, KILICO deducts an asset charge from each Subaccount on a daily basis for the assumption by KILICO of certain mortality and expense risks incurred in connection with the Policy, at an annual rate of .60%. This charge may be increased but is guaranteed not to exceed .90%. (See "Charges and Deductions--Cost of Insurance Charge and Mortality and Expense Risk Charge," page 16.)

     A $5 per month administrative expense charge is deducted from the Policy's Cash Value on each Monthly Processing Date. (See "Charges and
Deductions--Monthly Administrative Charges," page 16.)

     If, prior to the 15th Policy year, the Policy is surrendered or the Cash Value is applied under a Settlement Option, a surrender charge will be deducted. (See "Policy Benefits and Rights--Surrender Privilege," page 14.)

     In addition, the Subaccounts of the Separate Account purchase shares of the Funds. For fees and expenses of the Funds, see the prospectuses for the Funds.

TAX TREATMENT UNDER CURRENT FEDERAL TAX LAW

     The Cash Value, while it remains in the Policy, and the Death Benefit should be subject to the same Federal income tax treatment as the cash value under a conventional fixed benefit life insurance policy. Under existing tax law, if the Policy is not treated as a modified endowment contract, the Owner is generally not deemed to be in receipt of the Cash Value under a Policy until a distribution occurs through a withdrawal or surrender. If the Policy is treated as a modified endowment contract, a loan will also be treated as a distribution. A change of Owners, an assignment, a loan or a surrender of the Policy may have tax consequences.

     Death Benefits payable under the Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be subject to income tax on the Death Benefit. (See "Federal Tax Matters," page 21.)

FREE-LOOK PERIOD

     The Owner is granted a period of time to examine a Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner. (See "Policy Benefits and Rights--Free-Look Period," page 15.)

ILLUSTRATIONS OF CASH VALUES, CASH

SURRENDER VALUES, DEATH BENEFITS

     Tables in the Appendix illustrate the Separate Account Values, Surrender Values and Death Benefits based upon certain hypothetical assumed rates of return for the Separate Account and the charges deducted under the Policy.

                        KILICO AND THE SEPARATE ACCOUNT

KEMPER INVESTORS LIFE INSURANCE COMPANY

     Kemper Investors Life Insurance Company ("KILICO"), 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO is a wholly-owned subsidiary of Kemper Financial Companies, Inc. ("KFC"), a nonoperating holding company. KFC is a subsidiary of Kemper Corporation, a public financial services holding company. KILICO offers life insurance and annuity products and is admitted to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT

     KILICO Variable Separate Account (the "Separate Account") was established by KILICO as a separate investment account on January 22, 1987. The Separate Account will receive and invest net premiums under the Policy. In addition, the Separate Account may receive and invest net premiums for other variable life insurance policies offered by KILICO.

     The Separate Account is administered and accounted for as part of the general business of KILICO, but the income, capital gains or capital losses of the Separate Account are credited to or charged against the assets held in the Separate Account, without regard to any other income, capital gains or capital losses of any other separate account or arising out of any other business which KILICO may conduct. The benefits provided under the Policy are obligations of KILICO.

     The Separate Account has been registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve supervision by the Commission of the management, investment practices or policies of the Separate Account or KILICO.

     The Separate Account is currently divided into fourteen Subaccounts. Each Subaccount invests exclusively in shares of one of the corresponding portfolios of the Funds. Income and both realized and unrealized gains or losses from the assets of each Subaccount generally are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount of the Separate Account or arising out of any business KILICO may conduct.

                                   THE FUNDS

     The Separate Account invests in shares of the Kemper Investors Fund and American Skandia Trust, series type mutual funds registered with the Commission as open-end, diversified management investment companies. Registration of the Funds does not involve supervision of their management, investment practices or policies by the Commission. The Funds are designed to provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds currently are sold only to insurance company separate accounts. In addition to the Separate Account, shares of the Funds may be sold to variable life insurance and variable annuity separate accounts of insurance companies not affiliated with KILICO. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts of companies unaffiliated with KILICO, or for both variable life insurance separate accounts and variable annuity separate accounts, to invest simultaneously in the Funds. Currently neither KILICO nor the Funds foresees any such disadvantages to either variable life insurance or variable annuity owners. Management of the Funds has an obligation to monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if KILICO believes that a Fund's response to any of those events or conflicts insufficiently protects the Owners, it will take appropriate action on its own.

     The Separate Account invests in the underlying Portfolios of the Funds. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

KEMPER INVESTORS FUND

     The investment objectives and policies of the Kemper Investors Fund's portfolios in which the Separate Account invests are summarized below:

     Money Market Portfolio: This Portfolio seeks to provide maximum current income to the extent consistent with stability of principal. It will maintain a dollar weighted average portfolio maturity of 90 days or less. This Portfolio pursues its objective of maximum income and stability of principal by investing in money market securities such as U.S. Treasury obligations, commercial paper, and certificates of deposit and bankers' acceptances of domestic and foreign banks, including foreign branches of domestic banks, and will enter into repurchase agreements.

     Total Return Portfolio: This Portfolio seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks. The Portfolio's investments will normally consist of fixed-income and equity securities. Fixed-income securities will include bonds and other debt securities and preferred stocks, some of which may have a call on common stocks through attached warrants or a conversion privilege. Equity investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks; however the Portfolio may also make private placement investments (which are normally restricted securities).

     HIGH YIELD PORTFOLIO: This Portfolio seeks to provide a high level of current income by investing in fixed-income securities including lower rated and unrated securities which may entail relatively greater risks of loss of income or principal but may offer a current yield or yield to maturity which is higher. Lower and unrated securities, which are sometimes referred to by the popular press as "junk bonds", have widely varying characteristics and quality. The Portfolio invests in U.S. Government, corporate, and other notes and bonds paying high current income. See the prospectus for the Fund for additional information and special risk factors.

     EQUITY PORTFOLIO: This Portfolio seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation. Current income will not be a significant factor. This Portfolio's investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks; however, it may also make private placement investments (which are normally restricted securities).

     GOVERNMENT SECURITIES PORTFOLIO: This Portfolio seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities. The Portfolio will also invest in fixed-income securities other than U.S. Government securities, and will engage in options and financial futures transactions. The Portfolio may purchase or sell portfolio securities on a when-issued or delayed delivery basis. The Portfolio's current return is sought from interest income and net short-term gains on securities and options and futures transactions.

     INTERNATIONAL PORTFOLIO: This Portfolio seeks a total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities. While this Portfolio invests principally in equity securities of non-United States issuers, this Portfolio may also invest in convertible and debt securities of non-United States issuers and foreign currencies.

     SMALL CAP PORTFOLIO: This Portfolio seeks maximum appreciation of capital. At least 65% of its total assets normally will be invested in the equity securities of smaller companies, i.e., those having a market capitalization of $1 billion or less at the time of investment. Current income will not be a significant factor. This Portfolio's investments normally will consist primarily of common stocks and securities convertible into or exchangeable for common stocks and to a limited degree in preferred stocks and debt securities.

     Kemper Financial Services, Inc. ("KFS" or the "Adviser"), an affiliate of KILICO, is the investment adviser to the Kemper Investors Fund and manages its daily investments and business affairs, subject to the policies established by the trustees of the Kemper Investors Fund. For its advisory services to the Portfolios, the Adviser receives compensation monthly at annual rates equal to
 .50 of 1%, .55 of 1%, .60 of 1%, .60 of 1%, .55 of 1%, .75 of 1% and .65% of 1%
of the average daily net asset values of the Money Market Portfolio, the Total Return Portfolio, the High Yield Portfolio, the Equity Portfolio, the Government Securities Portfolio, the International Portfolio and the Small Cap Portfolio, respectively.

AMERICAN SKANDIA TRUST

     The investment objectives of the American Skandia Trust portfolios in which the Separate Account invests are summarized below:

     LORD ABBETT GROWTH AND INCOME PORTFOLIO: This Portfolio seeks long-term growth of capital and income while attempting to avoid excessive fluctuations in market value.

     JANCAP GROWTH PORTFOLIO: This Portfolio seeks growth of capital in a manner consistent with preservation of capital.

     T. ROWE PRICE INTERNATIONAL EQUITY PORTFOLIO: This Portfolio seeks total return on its assets from long-term growth of capital and income through investment primarily in established, non-U.S. companies.

     FOUNDERS CAPITAL APPRECIATION PORTFOLIO: This Portfolio seeks capital appreciation through investment primarily in common stocks of small U.S. companies with market capitalizations of $1.5 billion or less. The portfolio's securities will ordinarily be traded in the over-the-counter market.

     INVESCO EQUITY INCOME PORTFOLIO: This Portfolio seeks high current income while following sound investment practices, with capital growth potential as an additional but secondary consideration, by investing its assets primarily in dividend-paying, marketable common stocks of domestic and foreign industrial issuers.

     PIMCO TOTAL RETURN BOND PORTFOLIO: This Portfolio seeks to realize maximum total return. A secondary objective is preservation of capital.

     Berger Capital Growth Portfolio: This Portfolio seeks to achieve long-term capital appreciation primarily by investing in the common stocks of established companies.

     American Skandia Investment Services, Incorporated is the investment adviser for the American Skandia Trust. The investment adviser engages a sub-adviser for each Portfolio as described in the prospectus to the Fund. The investment adviser receives compensation at annual rates equal to the following percentages of average daily net asset values: Lord Abbett Growth and Income 0.75%; JanCap Growth 0.90%; T. Rowe Price International Equity 1.00%; Founders Capital Appreciation .90%; INVESCO Equity Income 0.75%; PIMCO Total Return Bond 0.65%; and Berger Capital Growth 0.75%.

     There is no assurance that any of the Portfolios of the Kemper Investors Fund or the American Skandia Trust will achieve its stated objective. More detailed information, including a description of risks involved in investing in each of the Portfolios may be found in the prospectus for the Fund and the Funds' Statement of Additional Information.

CHANGE OF INVESTMENTS

     KILICO reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. KILICO reserves the right to eliminate the shares of any of the portfolios of the Funds and to substitute shares of another portfolio of the Funds or of another investment company, if the shares of a portfolio are no longer available for investment, or if in its judgment further investment in any portfolio becomes inappropriate in view of the purposes of the Policy or the Separate Account. KILICO may also eliminate or combine one or more subaccounts, transfer assets, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax or investment conditions warrant. KILICO will not substitute any shares attributable to an Owner's interest in a Subaccount of the Separate Account without notice to the Owner and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

     KILICO also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of KILICO, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing Owners as determined by KILICO.

     If deemed by KILICO to be in the best interests of persons having voting interests under the Policy, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other KILICO separate accounts. To the extent permitted by law, KILICO may also transfer the assets of the Separate Account associated with the Policy to another separate account, or to the General Account.

                              FIXED ACCOUNT OPTION

     NET PREMIUMS ALLOCATED BY POLICY OWNERS TO THE FIXED ACCOUNT OF THE POLICY AND TRANSFERS TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT OF KILICO, WHICH SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS THE FIXED ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS AND KILICO HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

     Under the Fixed Account Option offered under the Policies, KILICO allocates payments to its General Account and pays a fixed interest rate for stated periods. This Prospectus describes only the element of the Contract pertaining to the Separate Account except where it makes specific reference to fixed accumulation and settlement elements.

     The Policies guarantee that payments allocated to the Fixed Account will earn a minimum fixed interest rate of 3%. KILICO, at its discretion, may credit interest in excess of 3%. KILICO reserves the right to change the rate of excess interest credited as provided under the terms of the Policy. KILICO also reserves the right to declare separate rates of excess interest for net premiums or amounts transferred at designated times, with the result that amounts at any given designated time may be credited with a higher or lower rate of excess interest than the rate or rates of excess interest previously credited to such amounts and net premiums or amounts transferred at any other designated time.

                                   THE POLICY

POLICY ISSUE

     Before KILICO will issue a Policy, it must receive a completed application and a full initial premium at its Home Office. A Policy ordinarily will be issued only for Insureds Age 1 through 75 who supply satisfactory evidence of insurability to KILICO. Acceptance of an application is subject to underwriting by KILICO.

     After underwriting is complete and the Policy is delivered to the Owner, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. (See "Premiums," below.)

PREMIUMS

     Premiums are to be paid to KILICO at its Home Office. (See "Distribution of Policies.") Checks ordinarily must be made payable to KILICO.

     PLANNED PREMIUMS. When applying for a Policy, a Policy Owner will specify a Planned Premium payment that provides for the payment of level premiums over a specified period of time. However, the Policy Owner is not required to pay Planned Premiums.

     The minimum monthly premium that will be accepted by KILICO is $50. For modes other than monthly the minimums are: annual $600; semi-annual $300; quarterly $150. The amount, frequency and period of time over which a Policy Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment than conventional life insurance contracts for certain pre-death distributions. Accordingly, variations from the Planned Premiums on a Policy that is not otherwise a modified endowment contract may result in the Policy becoming a modified endowment contract for tax purposes.

     Payment of the Planned Premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Surrender Value. Even if Planned Premiums are paid, the Policy will lapse any time Surrender Value is insufficient to pay the current monthly deductions and a Grace Period expires without sufficient payment. (See "Policy Lapse and Reinstatement.")

     A guarantee period and a monthly guarantee premium are specified in the Policy Specifications. The guarantee period is the period that ends on the third Policy anniversary. During the guarantee period, the policy will remain in force and no grace period will begin provided that the total premiums received, less any withdrawals and any outstanding loans, equals or exceeds the monthly guarantee premium times the number of months since the Policy Date, including the current month.

     KILICO may reject or limit any premium payment that is below the current minimum premium amount requirements, or that would increase the death benefit by more than the amount of the premium. All or a portion of a premium payment will be rejected and returned to the Owner if it would disqualify the Policy as life insurance under the Internal Revenue Code.

     Certain charges will be deducted from each premium payment. (See "Charges and Deductions.") The remainder of the premium, known as the net premium, will be allocated as described below under "Allocation of Premiums and Separate Account Value."

     POLICY DATE. The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date will be the date that coverage on the Insured takes effect. If such date is the 29th, 30th, or 31st of a month, the Policy Date will be the first of the following month.

     In the event an application is declined by KILICO, the Cash Value in the Money Market Subaccount plus the total amount of monthly deductions and deductions against premiums will be refunded.

     The full initial premium is the only premium required to be paid under a Policy. However, additional premiums may be necessary to keep the Policy in force. (See "The Policy--Policy Lapse and Reinstatement.")

ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE

     ALLOCATION OF PREMIUMS. The initial net premium will be allocated to the Kemper Money Market Subaccount. The Separate Account Value will remain in the Kemper Money Market Subaccount until the Trade Date, which is 30 days after the Issue Date. On the Trade Date, the Separate Account Value in the Kemper Money Market Subaccount will be allocated to the Subaccounts and the Fixed Account as elected by the Owner in the application for the Policy. Additional premiums received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received. The minimum amount of any premium that may be allocated to a Subaccount is $50.

     The Separate Account Value will vary with the investment experience of the chosen Subaccounts. The Owner bears the entire investment risk.

     TRANSFERS. After the Trade Date, Separate Account Value may be transferred among the Subaccounts and into the Fixed Account. One transfer of all or a part of the Separate Account Value may be made within a fifteen day period. All transfers made during a business day will be treated as one request.

     Fixed Account Value may be transferred to one or more Subaccounts. One transfer of part of the Fixed Account Value may be made once each Policy Year in the thirty day period following the end of a Policy Year.

     Transfer requests must be in writing in a form acceptable to KILICO, or by telephone authorization under forms authorized by KILICO. (See "General Provisions--Written Notices and Requests.") The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Owner's remaining interest in a Subaccount or the Fixed Account, from which amounts are to be transferred, would be less than $500 after such transfer. Transfers will be based on the Accumulation Unit values next determined following receipt of valid, complete transfer instructions by KILICO. The transfer provision may be suspended, modified or terminated at any time by KILICO. KILICO disclaims all liability for acting in good faith in following instructions which are given in accordance with procedures established by KILICO, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, a Policy Owner would bear this risk of loss in the event of a fraudulent telephone transfer.

     AUTOMATIC ASSET REALLOCATION. A Policy Owner may elect to have transfers made automatically among the Subaccounts of the Separate Account on an annual or a quarterly basis so that Cash Value is reallocated to match the Policy Owner's predefined asset allocation program. Transfers under this program will not be subject to the $500 minimum transfer amounts. If you authorize a third party to transact transfers on your behalf, we will reallocate the Cash Value pursuant to the asset allocation program determined by such third party. However, we do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. An election to participate in the automatic asset reallocation program must be in writing in the form prescribed by KILICO and returned to KILICO at its home office.

POLICY LAPSE AND REINSTATEMENT

     LAPSE. Lapse will occur when the Surrender Value of a Policy is insufficient to cover the monthly deductions, and a grace period expires without a sufficient payment being made. (See "Charges and Deductions.")

     A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the Policy is insufficient to cover the monthly deductions. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the Policy in force for three months will cause the Policy to lapse and terminate without value.

     If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the Fixed Account in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted. (See "The Policy--Premiums.")

     KILICO will not accept any payment that would cause the total premium payment to exceed the maximum payment permitted by the Code for life insurance under the guideline premium limits. However, the Owner may voluntarily repay a portion of Debt to avoid lapse. (See "Federal Tax Matters.")

     If premium payments have not exceeded the maximum payment permitted by the Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

     The death benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.

     REINSTATEMENT. If a Policy lapses because of insufficient Surrender Value to cover the monthly deductions, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within three years after the date of lapse. Tax consequences may affect the decision to reinstate. Reinstatement is subject to:

     (1) receipt of evidence of insurability satisfactory to KILICO;

     (2) payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the Policy in force three months; and

     (3) payment or reinstatement of any Debt against the Policy which existed at the date of termination of coverage.

     The effective date of reinstatement of a Policy will be the Monthly Processing Date that coincides with or next follows the date the application for reinstatement is approved by KILICO. Suicide and incontestability provisions will apply from the effective date of reinstatement.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFITS

     While the Policy is in force (see "Policy Lapse and Reinstatement--Lapse," above), the Death Benefit is based on the Death Benefit Option, the Specified Amount and the table of death benefit percentages applicable at the time of death.

     A Policy Owner may select one of two death benefit options: Option A or Option B. An applicant designates the death benefit option in the application. Subject to certain restrictions, the Owner can change the death benefit option selected. So long as the Policy remains in force, the death benefit under either option will never be less than the Specified Amount.

     The Specified Amount is chosen by the Owner on the application and is stated in the Policy Specifications. The minimum Specified Amount permitted under the Policy is $50,000.

     OPTION A. Under Option A, the death benefit will be equal to the Specified Amount or, if greater, the Cash Value (determined as of the end of the Valuation Period during which the Insured dies) multiplied by a death benefit percentage. The death benefit percentages vary according to the age of the Insured and will be at least equal to the cash value corridor in Section 7702 of the Internal Revenue Code. The death benefit percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the death benefit percentages is in the Appendix C to this Prospectus and in the Policy.

     OPTION B. Under Option B, the death benefit will be equal to the Specified Amount plus the Cash Value (determined as of the end of the Valuation Period during which the Insured dies) or, if greater, the Cash Value multiplied by a death benefit percentage. The specified percentage is the same as that used in connection with Option A and as stated in the Appendix. The death benefit under Option B will always vary as Cash Value varies.

     EXAMPLES OF OPTIONS A AND B. The following examples demonstrate the determination of death benefits under Options A and B. The examples show three Policies--Policies I, II, and III--with the same Specified

Amount, but Cash Values that vary as shown, and which assume an Insured is Age 35 at the time of death and that there is no outstanding Debt.

                                                                    POLICY        POLICY
                                                     POLICY I         II           III
                                                     --------      --------      --------
          Specified Amount........................   $100,000      $100,000      $100,000
          Cash Value on Date of Death.............   $ 25,000      $ 50,000      $ 75,000
          Death Benefit Percentage................        250%          250%          250%
          Death Benefit Under Option A............   $100,000      $125,000      $187,500
          Death Benefit Under Option B............   $125,000      $150,000      $187,500

     Under Option A, the death benefit for Policy I is equal to $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Cash Value at the date of death multiplied by the death benefit percentage ($25,000 X 250% = $62,500). For both Policies II and III under Option A, the Cash Value multiplied by the death benefit percentage ($50,000 X 250% = $125,000 for Policy II; $75,000 X 250% = $187,500 for Policy III) is greater than the Specified Amount ($100,000), so the death benefit is equal to the higher value. Under Option B, the death benefit for Policy I is equal to $125,000 since the death benefit is the greater of Specified Amount plus Cash Value ($100,000 + $25,000 = $125,000) or the Cash Value multiplied by the death benefit percentage ($25,000 X 250% = $62,500). Similarly, in Policy II, Specified Amount plus Cash Value ($100,000 + $50,000 = $150,000) is greater than Cash Value multiplied by the death benefit percentage ($50,000 X 250% = $125,000). In Policy III, the Cash Value multiplied by the death benefit percentage ($75,000 X 250% = $187,500) is greater than the Specified Amount plus Cash Value ($100,000 + $75,000 = $175,000), so the death benefit is equal to the higher value.

     All calculations of death benefit will be made as of the end of the Valuation Period during which the Insured dies. Death benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

     Death Benefits under the Policy will ordinarily be paid within seven days after KILICO receives all documentation required for such a payment. Payments may be postponed in certain circumstances. (See "General Provisions -- Postponement of Payments")

CHANGES IN DEATH BENEFIT OPTION

     After the first Policy Year, a Policy Owner may request that the death benefit under the Policy be changed from Option A to Option B, or from Option B to Option A. Changes in the death benefit option may be made only once per Policy Year and should be made in writing to KILICO's Home Office. The effective date of any such change is the next Monthly Processing Date after the change is accepted.

     A change in the death benefit from Option A to Option B will result in a reduction in the Specified Amount of the Policy by the amount of the Policy's Cash Value, with the result that the death benefit payable under Option B at the time of the change will equal that which would have been payable under Option A immediately prior to the change. The change in option will affect the determination of the death benefit since Cash Value will then be added to the new Specified Amount, and the death benefit will then vary with Cash Value.

     A change in the death benefit from Option B to Option A will result in an increase in the Specified Amount of the Policy by the amount of the Policy's Cash Value, with the result that the death benefit payable under Option A at the time of the change will equal that which would have been payable under Option B immediately prior to the change. However, the change in option will affect the determination of the death benefit since the Cash Value will no longer be added to the Specified Amount in determining the death benefit. From that point on, the death benefit will equal the new Specified Amount (or, if higher, the Cash Value times the applicable specified percentage).

     A change in death benefit option may affect the future monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the death benefit exceeds Cash Value. (See "Charges and Deductions--Cost of Insurance Charge.") Assuming that the Policy's death benefit would not be equal to Cash Value times a death benefit percentage under either Option A or B, changing from Option B to Option A will generally decrease the future net amount at risk, and therefore decrease the future cost of insurance charges. Changing from Option A to Option B will generally result in a net amount at risk that remains level. Such a change, however, will result in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with the insured's Age.

CHANGES IN SPECIFIED AMOUNT

     After the first Policy Year, a Policy Owner may request an increase or decrease in the Specified Amount under a Policy subject to approval from KILICO. A change in Specified Amount may only be made once per Policy Year and must be in an amount at least equal to $25,000. Increases are not allowed after the Insured attains age 75. Increasing the Specified Amount could increase the death benefit under a Policy, and decreasing the Specified Amount could decrease the death benefit. (See "Federal Tax Matters.") The amount of change in the death benefit will depend, among other things, upon the death benefit option chosen by the Owner and the degree to which the death benefit under a Policy exceeds the Specified Amount prior to the change. Changing the Specified Amount could affect the subsequent level of the death benefit while the Policy is in force and the subsequent level of Policy values. An increase in Specified Amount may increase the net amount at risk under a Policy, which will increase an Owner's cost of insurance charge and the guarantee premium amount. However, the guarantee period will not be extended as a result of an increase in Specified Amount. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which will decrease an Owner's cost of insurance charge. A decrease in Specified Amount will not decrease the guarantee premium.

     INCREASES. Additional evidence of insurability satisfactory to KILICO will be required for an increase in Specified Amount.

     DECREASES. Any decrease in Specified Amount will first be applied to the most recent increases successively, then to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall below the lesser of the initial Specified Amount or $50,000. If a decrease in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify the Policy as a life insurance contract, KILICO will refund the Policy Owner the amount of such excess above the premium limitations.

     KILICO reserves the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (1) if compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of the Policy, or (2) if, to effect the requested decrease, payments to the Owner would have to be made from Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

     Any request for an increase or decrease in Specified Amount must be made by written application to KILICO's Home Office. It will become effective on the Monthly Processing Date on or next following KILICO's acceptance of the request. If the Owner is not the Insured, KILICO will also require the consent of the Insured before accepting a request.

BENEFITS AT MATURITY

     If the Insured is living on the Policy Date anniversary following the Insured's Age 99, KILICO will pay the Owner the Surrender Value of the Policy. On the Maturity Date, the Policy will terminate and KILICO will have no further obligations under the Policy.

CASH VALUE

     The Policy's Cash Value will reflect the investment experience of the selected Subaccounts, the frequency and amount of premiums paid, transfers between Subaccounts, withdrawals, any Fixed Account or Loan Account values, and any charges assessed in connection with the Policy. An Owner may make partial withdrawals of Cash Value or surrender the Policy and receive the Policy's Surrender Value, which equals the Cash Value less surrender charges and Debt. (See "Surrender Privilege.") There is no minimum guaranteed Cash Value.

     CALCULATION OF CASH VALUE. The Cash Value of the Policy is the total of the Policy's Separate Account Value, Fixed Account Value and Loan Account value. The Cash Value is determined on each Valuation Date. It will first be calculated on the Policy Date. On that date, the Cash Value equals the initial premium, less the monthly deductions for the first Policy Month. (See "Charges and Deductions.")

     On any Valuation Date during the Policy Year, the Policy's Separate Account Value in any Subaccount will equal:

          (1) The Policy's Separate Account Value in the Subaccount at the end of the preceding Valuation Period, multiplied by the Investment Experience Factor (defined below) for the current Valuation Period; plus

          (2) Any net premiums received during the current Valuation Period which are allocated to the Subaccount; plus

          (3) All amounts transferred to the Subaccount, either from another Subaccount or the Fixed Account or from the Loan Account in connection with the repayment of a Policy loan (see "Policy Benefits and Rights--Policy Loans,") during the current Valuation Period; minus

          (4) The pro rata portion of the monthly cost of insurance charge, administrative charge, and any other charges assessed to the Subaccount. (See "Charges and Deductions--Cost of Insurance Charge."); minus

          (5) All amounts transferred from the Subaccount during the current Valuation Period; minus

          (6) All amounts withdrawn from the Subaccount during the current Valuation Period; minus

          (7) All amounts loaned from the Subaccount during the current Valuation Period.

     There will also be Cash Value in the Loan Account if there is a Policy loan outstanding. The Loan Account is credited with amounts transferred from Subaccounts in connection with Policy loans. The Loan Account balance accrues daily interest at an effective annual rate of 3.00% during the first nine Policy years and 5.00% thereafter. (See "Policy Benefits and Rights--Policy Loans.")

     The Cash Value in the Fixed Account is credited with interest at the annual rate declared by KILICO. The annual rate will never be less than 3%.

     ACCUMULATION UNIT VALUE. Each Subaccount has a distinct Accumulation Unit Value. When net premiums or other amounts are allocated to a Subaccount, a number of units are purchased based on the Accumulation Unit Value of the Subaccount at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or deducted from, a Subaccount, units are redeemed in a similar manner.

     For each Subaccount, the Accumulation Unit Value was initially set at the same unit value as the net asset value of a share of the underlying Fund. The Accumulation Unit Value for each subsequent Valuation Period is the Investment Experience Factor for that Valuation Period multiplied by the Accumulation Unit Value for the immediately preceding period. Each Valuation Period has a single Accumulation Unit Value which applies for each day in the period. The number of Accumulation Units will not change as a result of investment experience. The Investment Experience Factor may be greater or less than one; therefore, the Accumulation Unit Value may increase or decrease.

     INVESTMENT EXPERIENCE FACTOR. The investment experience of the Separate Account is calculated by applying the Investment Experience Factor to the Separate Account Value in each Subaccount during a Valuation Period. Each Subaccount has its own distinct Investment Experience Factor. The Investment Experience Factor of a Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) is the net result of:

          a. The net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus

          b. the per share amount of any dividend or capital gain distributions made by the investment held in the Subaccount division, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          c. a charge or credit for any taxes reserved for the current valuation period which we determine to have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the investment held in the Subaccount, determined at the end of the last prior Valuation Period;

     (3) is the factor representing the Mortality and Expense Risk Charge. (See "Charges and Deductions --Mortality and Expense Risk Charge.")

POLICY LOANS

     After the first Policy Year, the Owner may by written request to KILICO borrow all or part of the maximum loan amount of the Policy. The maximum loan amount is 90% of the Policy's Cash Value minus applicable surrender charges, subject to the requirements of the Internal Revenue Code. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted. The minimum amount of a loan is $500. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after KILICO receives a loan request at its Home Office, although payments may be postponed under certain circumstances. (See "Postponement of Payments," and "Federal Tax Matters.")

     On the date a Policy loan is made, an amount equal to the loan amount will be transferred from the Separate Account and Fixed Account to the Loan Account. Unless the Owner directs otherwise, the loaned amount will be deducted from the Subaccounts and the Fixed Account in proportion to the values that each bears to the Separate Account Value of the Policy in all of the Subaccounts plus the Fixed Account Value at the end of the Valuation Period during which the request is received.

     The loan interest will be assessed at an effective annual rate of 5.00%. Interest not paid when due will be added to the loan amount due upon the earlier of the next Policy Date Anniversary or when coverage ceases upon lapse, surrender, death or maturity and bear interest at the same rate. When interest is added to the loan amount, a transfer in this amount will be made from the Separate Account and the Fixed Account to the Loan Account.

     Cash Value in the Loan Account will earn 3.00% annual interest for the first nine Policy Years and 5.00% annual interest thereafter. Such earnings will be allocated to the Loan Account.

     LOAN REPAYMENT. While the Policy is in force, policy loans may be repaid at any time, in whole or in part. At the time of repayment, Cash Value in the Loan Account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts and the Fixed Account according to the Owner's current allocation instructions, unless otherwise requested by the Owner. Transfers from the Loan Account to the Separate Account or the Fixed Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received. Such transfers will not be counted in determining the transfers made within a 15 day period.

     EFFECTS OF POLICY LOAN. Policy loans decrease Surrender Value and, therefore, the amount available to pay the charges necessary to keep the Policy in force. If Surrender Value on the day immediately preceding a Monthly Processing Date is less than the monthly deductions for the next month, KILICO will notify the Owner. (See "General Provisions--Written Notices and Requests.") The Policy will lapse and terminate without value, unless a sufficient payment is made to KILICO within 61 days of the date such notice is sent to the Owner. (See "The Policy--Policy Lapse and Reinstatement.")

     EFFECT ON INVESTMENT EXPERIENCE. A Policy Loan will have an effect on the Cash Value of a Policy. The collateral for the loan (the amount held in the Loan Account) does not participate in the experience of the Subaccounts or the current interest rate of the Fixed Accounts while the loan is outstanding. If the interest credited to the Loan Account is more than the amount that would have been earned in the Subaccounts or the Fixed Account, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the Fixed Account, the Cash Value, as well as the Death Benefit, may be less.

     TAX TREATMENT. If the Policy is treated as a modified endowment contract, a loan will be taxed in the same way as a loan from an annuity. Therefore, a loan may be subject to Federal income tax and a 10% tax penalty may apply. (See "Federal Tax Matters.")

SURRENDER PRIVILEGE

     While the Insured is living and the Policy is in force, the Owner may surrender the Policy for its Surrender Value. To surrender the Policy, the Owner must make written request to KILICO at its Home Office and return the Policy to KILICO. The Surrender Value is equal to the Cash Value less any applicable Surrender Charge and any Debt. (See "Surrender Charge," below.)

     SURRENDER CHARGE. During the first fifteen Policy Years, if the Policy is surrendered or if the Cash Value is applied under a Settlement Option, a Surrender Charge is assessed against the Cash Value. The Surrender Charge consists of two components, an administrative component (issue charge) and a sales component (deferred sales charge).

     The issue charge is a level charge of $5.00 per thousand of initial Specified Amount. For issue ages up to age 66, the full issue charge will apply in Policy Years 1-5 and will decline by 10% each year in Policy Years 6-14 until reaching zero at the beginning of Policy Year 15. For issue ages 66-75, the full issue charge will apply in Policy Years 1-3 and will decline by 10% each year in Policy Years 4-11 and by 5% in Policy Years 12-14 until reaching zero at the beginning of Policy Year 15. This charge is designed to cover the administrative expenses associated with underwriting and issuing a Policy, including the costs of processing applications, conducting medical examinations, determining insurability and the Insured's underwriting class, and establishing policy records. KILICO does not expect to profit from the issue charge.

     The deferred sales charge is equal to 30% of premiums paid up to one Target Premium shown in the Policy and a percentage of premiums paid above one Target Premium equal to 7.5% for issue ages up to age 66 and 5% for issue ages 66-75. For issue ages up to age 66, the full deferred sales charge will apply in Policy Years 1-5 and will decline by 10% each year in Policy Years 6-14 until reaching zero at the beginning of Policy Year 15. For issue ages 66-75, the full deferred sales charge will apply in Policy Years 1-3 and will decline by 10% each year in Policy Years 4-11 and by 5% in Policy Years 12-14 until reaching zero at the beginning of Policy Year 15. The deferred sales charge is to reimburse KILICO for some of the expenses of distributing the Policies.

     The applicable Surrender Charge will be determined based upon the date of receipt of the written request for surrender.

     PARTIAL WITHDRAWALS. After the first Policy Year, a Policy Owner may make withdrawals of amounts less than the Surrender Value. The minimum amount of each withdrawal is $500 and the maximum amount is 10% of the Surrender Value. A $25 withdrawal charge will be imposed for processing each withdrawal. (See "Charges and Deductions.") A withdrawal will decrease the Cash Value by the amount of the withdrawal and, if Death Benefit Option A is in effect, will reduce the Specified Amount by the amount of the withdrawal (before the withdrawal charge).

FREE-LOOK PERIOD AND EXCHANGE RIGHTS

     The Owner may, until the end of the period of time specified in the Policy, examine the Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner, or, 45 days after the Owner completes the application for insurance, whichever is later. The amount of the refund will be the sum of the Cash Value in the Money Market Subaccount plus the total amount of monthly deductions and deductions made against Premiums. An Owner seeking a refund should return the Policy to KILICO at its Home Office or to the agent who sold the Policy.

     The Owner may, while the Policy is in force, exchange it at any time after its issue, for a non-variable permanent fixed benefit life insurance policy then currently being offered by KILICO or an affiliate on the life of the Insured. No evidence of insurability will be required. During the first two years after the Policy Date, the amount of the new policy may be, at the election of the Owner, either the initial Death Benefit or the same net amount at risk as the Policy on the exchange date. After two years from the Policy Date, the amount of the new policy will be for the same net amount at risk as the Policy on the exchange date. All Debt under the Policy must be repaid and the surrender of the Policy is required before the exchange is made. The Policy Date and issue age will be the same as existed under the Policy.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     A state and local premium tax charge of 2.5% is deducted from each premium payment under the Policy prior to allocation of the net premium. This charge is to reimburse KILICO for the payment of state premium taxes. KILICO expects to pay an average state premium tax rate of approximately 2.5% but the actual premium tax attributable to a Policy may be more or less. In addition, a charge for federal taxes equal to 1% of each premium payment will be deducted to compensate KILICO for a higher corporate income tax liability resulting from changes made to the Internal Revenue Code by the Omnibus Budget Reconciliation Act of 1990.

COST OF INSURANCE CHARGE

     A monthly deduction is made from the Subaccounts and the Fixed Account for the cost of insurance to cover KILICO's anticipated mortality costs. The cost of insurance charge is deducted monthly in advance and is allocated among the Subaccounts and the Fixed Account in proportion each bears to the Cash Value of the Policy less Debt.

     The cost of insurance will be deducted on the Policy Date and on each Monthly Processing Date thereafter by the cancellation of units. If the Monthly Processing Date falls on a day other than a Valuation Date, the charge will be determined on the next Valuation Date. The cost of insurance charge is determined by multiplying the applicable cost of insurance rate (see below) by the "net amount at risk" for each policy month. The net amount at risk is equal to the Death Benefit minus the Cash Value on the Monthly Processing Date.

     COST OF INSURANCE RATE. The monthly cost of insurance rates are based on the issue age, sex, rate class of the Insured and Policy Year. The monthly cost of insurance rates will be determined by KILICO based on its expectations as to future mortality experience. Any change in the schedule of rates will apply to all individuals of the same class as the Insured. The cost of insurance rate may never exceed those shown in the table of guaranteed maximum cost of insurance rates in the Policy. The guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday, published by the National Association of Insurance Commissioners.

     RATE CLASS. The rate class of an Insured will affect the cost of insurance rate. KILICO currently places Insureds in preferred rate classes and rate classes involving a higher mortality risk. The cost of insurance rates for rate classes involving a higher mortality risk are multiples of the preferred rates. (See "Charges and Deductions--Cost of Insurance Rate," above.)

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge is deducted from the Subaccounts of the Separate Account for mortality and expense risks assumed by KILICO. This charge will be at an annual rate of 0.60%. This charge may be increased in the future but in no event will it exceed an annual rate of 0.90%. KILICO may profit from this charge.

     The mortality and expense risk assumed is that KILICO's estimates of longevity and of the expenses incurred over the lengthy period the Policy may be in effect--which estimates are the basis for the level of other charges KILICO makes under the Policy--will not be correct.

MONTHLY ADMINISTRATIVE CHARGE

     KILICO deducts a monthly administrative expense charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to owners. This charge is designed only to reimburse KILICO for certain actual administrative expenses. KILICO does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is $5 per month.

OTHER CHARGES

     SURRENDER CHARGE. During the first fifteen Policy Years, if the Policy is surrendered or if the Cash Value is applied under a Settlement Option, a Surrender Charge is assessed against the Cash Value. The Surrender Charge consists of two components, an administrative component (issue charge) and a sales component (deferred sales charge). The Surrender Charge is equal to the sum of these components multiplied by the applicable Surrender Charge percentage shown in the Policy and described below.

     For issue ages up to age 66, the Surrender Charge percentage is 100% in Policy Years 1-5 and declines by 10% each year in Policy Years 6-14 until reaching zero at the beginning of Policy Year 15. For issue ages 66-75, the Surrender Charge percentage is 100% in Policy Years 1-3, declines by 10% each year in Policy Years 4-11 and by 5% in Policy Years 12-14 until reaching zero at the beginning of Policy Year 15.

     The issue charge is a level charge of $5.00 per thousand of initial Specified Amount. This charge is designed to cover the administrative expenses associated with underwriting and issuing a Policy, including the costs of processing applications, conducting medical examinations, determining insurability and the Insured's underwriting class, and establishing policy records. KILICO does not expect to profit from the issue charge.

     The deferred sales charge is equal to 30% of premiums paid up to one Target Premium shown in the Policy and a percentage of premiums paid above one Target Premium equal to 7.5% for issue ages up to age 66 and 5% for issue ages 66-75. The deferred sales charge is to reimburse KILICO for some of the expenses of distributing the Policies.

     WITHDRAWAL CHARGE. A charge of $25 will be imposed for each partial withdrawal. This charge is designed to reimburse KILICO for the administrative expenses related to the withdrawal. KILICO does not expect to recover any amount in excess of aggregate expenses.

     TAXES. Currently, no charges are made against the Separate Account for Federal, state or other taxes that may be attributable to the Separate Account. KILICO may, however, in the future impose charges for Federal income taxes attributable to the Separate Account. Charges for other taxes, if any, attributable to the Policy may also be made. (See "Federal Tax Matters.")

     CHARGES AGAINST THE FUND. Under the investment advisory agreements between each Fund, on behalf of the portfolios, and the investment advisers, the investment advisers provide investment advisory services for the portfolios. The Funds are responsible for the advisory fees and all other expenses. The investment advisory fees differ with respect to each of the portfolios of the Funds. (See "The Funds.") KILICO may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement. For more information concerning the investment advisory fees and other charges against the portfolios of the Funds, see the prospectuses for the Funds and the Statements of Additional Information available upon request.

     SYSTEMATIC WITHDRAWAL PLAN. A charge of $50 is imposed to enter into a Systematic Withdrawal Plan (SWP.) In addition, a $25 charge will be imposed each time a change is made to the SWP. These charges are to reimburse KILICO for expenses related to the administration of the SWP. (See "Systematic Withdrawal Plan.")

     REDUCTION OF CHARGES. KILICO may reduce certain charges and the minimum initial premium in special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to KILICO policyowners, or sales to employees or clients of members of the Kemper group of companies. The amounts of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Owners and owners of all other policies funded by the Separate Account.

                               GENERAL PROVISIONS

SETTLEMENT OPTIONS

     The Owner, or Beneficiary at the death of the Insured if no election by the Owner is in effect, may elect to have all of the Death Benefit or Surrender Value of this Policy paid in a lump sum or have the amount applied to one of the Settlement Options. Payments under these options will not be affected by the investment experience of the Separate Account after proceeds are applied under a Settlement Option. Payment will be made as elected by the payee on a monthly, quarterly, semi-annual or annual basis. The option selected must result in a payment that is at least equal to KILICO's required minimum, according to rules in effect at the time the option is chosen. If at any time the payments are less than the minimum payment, KILICO may increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to our minimum payment or to make the payment in one lump sum.

     The Cash Value on the day immediately preceding the date on which the first benefit payment is due will first be reduced by any applicable Surrender Charge and Debt. The Surrender Value will be used to determine the benefit payment. The payment will be based on the settlement option elected in accordance with the appropriate settlement option table.

     OPTION 1--INCOME FOR SPECIFIED PERIOD. KILICO will pay income for the period and payment mode elected but not less than 5 years nor more than 30 years.

     OPTION 2--LIFE INCOME. KILICO will pay a monthly income to the payee during the payee's lifetime. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

     OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED. KILICO will pay a monthly income for the guaranteed period elected and thereafter for the remaining lifetime of the payee. The period elected may only be 5, 10, 15 or 20 years.

     OPTION 4--JOINT AND SURVIVOR ANNUITY. KILICO will pay the full monthly income while both payees are living. Upon the death of either payee, the income will continue during the lifetime of the surviving payee. The surviving payee's income shall be the percentage of such full amount chosen at the time of election of this option. The percentages available are 50%, 66 2/3%, 75% and 100%. Payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

     KILICO's consent is necessary for any other payment methods.

     The guaranteed monthly payments are based on an interest rate of 2.50% per year and, where mortality is involved, the "1983 Table a" individual mortality table developed by the Society of Actuaries, with a 5 year setback.

POSTPONEMENT OF PAYMENTS

     GENERAL. Payment of any amount due upon: (a) Policy termination at the Maturity Date, (b) surrender of the Policy, (c) payment of any Policy loan, or
(d) death of the Insured, may be postponed whenever:

          (1) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;

          (2) The SEC by order permits postponement for the protection of Owners; or

          (3) An emergency exists, as determined by the SEC, as a result of which disposal of securities of the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

     Transfers may also be postponed under these circumstances.

     PAYMENT NOT HONORED BY BANK. The portion of any payment due under the Policy which is derived from any amount paid to KILICO by check or draft may be postponed until such time as KILICO determines that such instrument has been honored by the bank upon which it was drawn.

THE CONTRACT

     The Policy, any endorsements, and the application constitute the entire contract between KILICO and the Owner. All statements made by the Insured or contained in the application will, in the absence of fraud or misrepresentation, be deemed representations and not warranties.

     Only the President, the Secretary, or an Assistant Secretary of KILICO is authorized to change or waive the terms of a Policy. Any change or waiver must be in writing and signed by one of those persons.

MISSTATEMENT OF AGE OR SEX

     If the age or sex of the Insured is misstated, the Death Benefit will be changed to what the cost of insurance on the previous Monthly Processing Date would have purchased based on the correct sex and age.

INCONTESTABILITY

     KILICO may contest the validity of a Policy if any material misrepresentations are made in the application. However, a Policy will be incontestable after it has been in force during the lifetime of the Insured for two years from the Issue Date. A new two year contestability period will apply to increases in insurance, and to reinstatements beginning with the effective date of the increase or reinstatement.

SUICIDE

     Suicide by the Insured, while sane or insane, within two years from the Issue Date of the Policy is a risk not assumed under the Policy. KILICO's liability for such suicide is limited to the premiums paid less any withdrawals and Debt. When the laws of the state in which a Policy is delivered require less than a two year period, the period or amount paid will be as stated in such laws.

ASSIGNMENT

     No assignment of a Policy is binding on KILICO until it is received by KILICO at its Home Office. KILICO assumes no responsibility for the validity of the assignment. Any claim under an assignment is subject to proof of the extent of the interest of the assignee. If this Policy is assigned, the rights of the Owner and Beneficiary are subject to the rights of the assignee of record.

NONPARTICIPATING

     This Policy will not pay dividends. It will not participate in any of KILICO's surplus or earnings.

OWNER AND BENEFICIARY

     The Owner may, at any time during the life of the Insured and while the Policy is in force, designate a new Owner.

     Primary and secondary Beneficiaries may be designated by the Owner in the application. If changed, the primary or secondary Beneficiary is as shown in the latest change filed with KILICO. If no Beneficiary survives the Insured, the Insured's estate will be the Beneficiary. The interest of any Beneficiary may be subject to that of an assignee.

     Any change of Owner or Beneficiary must be made in writing in a form acceptable to KILICO. The change will take effect as of the date the request is signed. KILICO will not be liable for any payment made or other action taken before the notice has been received at KILICO's Home Office.

RECORDS AND REPORTS

     KILICO will maintain all records relating to the Separate Account. KILICO will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulation Unit Value, the Cash Value and Surrender Value under the Policy, and indicating any additional premium payments, partial withdrawals, transfers, Policy loans and repayments and charges made during the Policy Year. In addition, Owners will be sent confirmations and acknowledgments of various transactions. Owners will also be sent annual and semi-annual reports for the Fund to the extent required by the 1940 Act.

WRITTEN NOTICES AND REQUESTS

     Any written notice or request to be sent to KILICO should be sent to its Home Office, 1 Kemper Drive, Long Grove, Illinois 60049. The notice or request should include the Policy number and the Insured's full name. Any notice sent by KILICO to an Owner will be sent to the address shown in the application unless an address change has been filed with KILICO.

OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, a Policy Owner may elect to add one or more of the following optional insurance benefits to the Policy by a Rider at the time of application for a Policy. These optional benefits are: waiver of all monthly deductions against the Policy in the event of total disability of the Insured; term insurance on the Insured's dependent children; acceleration of the payment of a portion of the death benefit when the Insured is terminally ill; and term insurance on an additional insured specified by the Owner. The cost of any additional insurance benefits will be deducted as part of the monthly deductions. Certain restrictions may apply. Restrictions and provisions related to these benefits are more fully described in the applicable rider. Samples of the provisions are available from KILICO upon written request.

                             DOLLAR COST AVERAGING

     A Policy Owner may predesignate a portion of the Cash Value under a Policy attributable to the Fixed Account, the Kemper Money Market Subaccount or the Kemper Government Securities Subaccount (the designated account is referred to as the "DCA Account") to be automatically transferred on a monthly basis to one or more of the other Subaccounts and the Fixed Account. A Policy Owner may enroll in this program at the time the Policy is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least five (5) business days prior to the 10th day of a month which is the date that all Dollar Cost Averaging transfers will be made ("Transfer Date").

     Transfers will commence on the first Transfer Date following the Trade Date. Transfers will be made in the amounts designated by the Policy Owner and must be at least $500 per Subaccount or General Account. The total Cash Value in the DCA Account at the time Dollar Cost Averaging is elected must be at least equal to the greater of $10,000 or the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Cash Value does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.

     Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Cash Value attributable to the DCA Account is insufficient to complete the next transfer, (iii) the Policy Owner requests termination in writing and such writing is received by KILICO at its home office at least five business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Policy is surrendered. KILICO reserves the right to amend Dollar Cost Averaging on thirty days notice or terminate it at any time.

     A Policy Owner may initiate, reinstate or change Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to KILICO at its home office at least five (5) business days, (ten (10) business days for Fixed Account transfers), prior to the next Transfer Date such transfer is to be made.

     When utilizing Dollar Cost Averaging, a Policy Owner must be invested in the DCA Account and may be invested in the Fixed Account and a maximum of eight other Subaccounts at any given time.

                           SYSTEMATIC WITHDRAWAL PLAN

     KILICO administers a Systematic Withdrawal Plan ("SWP") which allows certain Policy Owners to preauthorize periodic withdrawals. Policy Owners entering into a SWP agreement instruct KILICO to withdraw selected amounts from the Fixed Account, or from a maximum of two Subaccounts on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Policy Owners who request a minimum $500 periodic payment. The amounts distributed under the SWP are partial withdrawals and will be subject to surrender charges, if applicable. (See "Policy Benefits and Rights--Surrender Privileges.") The $25 withdrawal charge does not apply. However, a charge of $50 will be imposed at the time a SWP is established. In addition, a $25 charge will be imposed each time a change is made to the SWP. These charges are designed to reimburse KILICO for expenses related to the administration of the SWP. Withdrawals taken under the SWP may be subject to income taxes, withholding and tax penalties. See "Federal Income Taxes." Policy Owners interested in the SWP may obtain an application and full information concerning this program and its restrictions from their representative or KILICO's home office. The right is reserved to amend the SWP on thirty days' notice. The SWP may be terminated at any time by the Contract Owner or KILICO.

                            DISTRIBUTION OF POLICIES

     The Policy is sold by licensed insurance representatives who represent KILICO and who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Policy is distributed through the principal underwriter, Investors Brokerage Services, Inc. ("IBS"), an affiliate of KILICO. IBS is engaged in the sale and distribution of other variable life policies and annuities.

     Gross commissions paid by KILICO on the sale of the Policy plus fees for marketing services provided by affiliates of KILICO are not more than 115% in the first year and 5% in renewal years. Beginning in the fifth Policy Year, a service fee at an annual rate of 0.25% on assets which have been maintained and serviced may also be paid. Firms to which service fees and commissions may be paid include affiliated broker-dealers. In addition to the commissions described above, KILICO may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation, to licensed broker-dealers that sell the Policies. In some instances, such other incentives may be offered only to certain licensed broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Policy or other contracts issued by KILICO.

                              FEDERAL TAX MATTERS

     The ultimate effect of Federal income taxes on the Policy, on settlement options and on the economic benefit to the Owner, Beneficiary or payee depends on KILICO's tax status, and upon the tax status of the individual concerned.

KILICO'S TAX STATUS

     Under current interpretations of Federal income tax law, KILICO is taxed as a life insurance company and the operations of the Separate Account are treated as part of the total operations of KILICO. The operations of the Separate Account do not materially affect KILICO's Federal income tax liability because KILICO is allowed a deduction to the extent that net investment income of the Separate Account is applied to increase Owners' equity. KILICO may incur state and local taxes attributable to the Separate Account. At present, these taxes are not significant. Accordingly, KILICO does not charge or credit the Separate Account for Federal, state or local taxes. Thus, the Separate Account may realize net investment income, such as interest, dividends or capital gains, and reinvest such income all without tax consequences to the Separate Account.

     If there is a material change in applicable Federal, state or local law, however, charges or credits may be made to the Separate Account for Federal, state or local taxes, or reserves for such taxes, if any, attributable to the Separate Account. Such charges or credits will be determined independent of the taxes actually paid by KILICO.

TAX STATUS OF THE POLICY

     Section 7702 of the Internal Revenue Code ("Code") provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. KILICO will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death benefit payable under a Policy is excludable from gross income of the beneficiary under Section 101 of the Code.

     Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty also applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled, or if other exceptions apply.

     It may not be advantageous to replace existing insurance with Policies described in this prospectus. It may also be disadvantageous to purchase a policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.

     The Policies offered by this prospectus may or may not be issued as modified endowment contracts. KILICO will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

     In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Separate Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. A variable life policy that is not adequately diversified under these regulations would not be treated as life insurance under
Section 7702 of the Code. To be adequately diversified, each Subaccount of the Separate Account must meet certain tests. KILICO believes that the investments of the Separate Account meet the applicable diversification standards.

     Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the

Policy would no longer qualify as life insurance under Section 7702 of the Code, KILICO will take whatever steps are available to remain in compliance.

     KILICO will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

     A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances.

     Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

OTHER CONSIDERATIONS

     Because of the complexity of the law in its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Policy or the exercise of elections under a Policy. The above comments concerning the Federal income tax consequences are not exhaustive and are not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on KILICO's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. KILICO also believes the Policy meets other requirements concerning Owner control over investments. However, the Secretary of Treasury has not issued regulations on this subject. Such regulations, if adopted, could include requirements not included in the Policy. We believe that such regulations if adopted would apply prospectively but do not so guarantee. If possible, KILICO will make modifications to the Policy to comply with such regulations.

                              LEGAL CONSIDERATIONS

     On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. The Policy described in this Prospectus contains cost of insurance rates that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of federal, state and local laws, including Title VII of the Civil Rights Act, the Equal Pay Act, and Norris and subsequent cases on any employment-related insurance or fringe benefit program before purchasing this Policy.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of the shares of each portfolio of the Funds by each of the Subaccounts.

                                VOTING INTERESTS

     To the extent required by law, KILICO will vote a Fund's shares held in the Separate Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result KILICO determines that it is permitted to vote a Fund's shares in its own right, it may elect to do so.

     Owners of all Policies participating in each Subaccount shall have voting interests with respect to that Subaccount, based upon each Owner's proportionate interest in that Subaccount as measured by units.

     Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio of the Funds.

     KILICO will vote shares of the Funds for which it has not received timely instructions in proportion to the voting instructions that KILICO has received with respect to all variable policies participating in a portfolio. KILICO will also vote any Fund shares attributed to amounts it has accumulated in the Subaccounts in the same proportions that Owners vote.

     KILICO may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or of one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, KILICO itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of a portfolio of a Fund if KILICO reasonably disapproves of such changes. A proposed change would be disapproved only if the change is contrary to state law or prohibited by state regulatory authorities, or if KILICO determines that the change would have an adverse effect on its General Account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event KILICO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                           STATE REGULATION OF KILICO

     KILICO, a stock life insurance company organized under the laws of Illinois, is subject to regulation by the Illinois Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of KILICO as of December 31st of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of KILICO and the Separate Account and certifies to their adequacy, and a full examination of KILICO's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

     In addition, KILICO is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                        DIRECTORS AND OFFICERS OF KILICO

     The directors and principal officers of KILICO are listed below together with their current positions and their other business experience during the past five years. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.

                                     POSITION WITH KILICO       OTHER BUSINESS EXPERIENCE DURING
            NAME AND AGE               YEAR OF ELECTION               PAST 5 YEARS OR MORE
    -----------------------------   -----------------------   -------------------------------------
    John B. Scott (50)...........   Chairman of the Board,    Executive Vice President of Kemper
                                    Director, Chief           Corporation from January 1994, Direc-
                                    Executive Officer 1992    tor, Chairman of the Board, Chief
                                    and President 1993        Executive Officer and President of
                                                              Federal Kemper Life Assurance Company
                                                              and Fidelity Life Association since
                                                              1988. Executive Vice President of
                                                              Kemper Financial Companies, Inc.
                                                              since January 1994 and Director since
                                                              1992.
    John H. Fitzpatrick (38).....   Senior Vice President     Executive Vice President since May,
                                    1994 and Director 1992    1993 and Chief Financial Officer
                                                              since May 1993 of Kemper Corporation;
                                                              prior thereto, Senior Vice President
                                                              until May 1993 from May 1990; prior
                                                              thereto, Vice President of Kemper
                                                              Corporation; also Executive Vice
                                                              President and Chief Financial Officer
                                                              of Kemper Financial Companies, Inc.
                                                              since January 1994.
    David B. Mathis (57).........   Director 1990             Chairman of the Board and Chief
                                                              Executive Officer of Kemper
                                                              Corporation from February 1992; prior
                                                              thereto, President from May 1990 to
                                                              September 1992, Chief Operating
                                                              Officer from May 1990 to February
                                                              1992; prior thereto, Executive Vice
                                                              President from May 1989 of Kemper
                                                              Corporation. Chairman of the Board
                                                              and Chief Executive Officer of Kemper
                                                              Reinsurance Company until March 1990;
                                                              Vice President of Lumbermens Mutual
                                                              Casualty Company until May 1989.
    Stephen B. Timbers (50)......   Director 1989             President and Chief Operating Officer
                                                              of Kemper Corporation since September
                                                              1992; prior thereto, Chief Investment
                                                              Officer until May 1993 from May 1991
                                                              of Kemper Corporation; also Chairman,
                                                              Chief Executive Officer and Chief
                                                              Investment Officer of Kemper
                                                              Financial Services, Inc. from
                                                              February 1995; prior thereto, Chief
                                                              Investment Officer until May 1993
                                                              from May 1990; prior thereto,
                                                              Executive Vice President and Chief
                                                              Investment Officer.
    Debra P. Rezabek (39)........   Vice President 1995 and   Vice President since 1995, General
                                    General Counsel, Direc-   Counsel, Director of Government
                                    tor of Government         Affairs since 1992, Assistant General
                                    Affairs and Assistant     Counsel 1988-1992, Federal Kemper
                                    Secretary 1992            Life Assurance Company and Fidelity
                                                              Life Association.

                                     POSITION WITH KILICO       OTHER BUSINESS EXPERIENCE DURING
            NAME AND AGE               YEAR OF ELECTION               PAST 5 YEARS OR MORE
    -----------------------------   -----------------------   -------------------------------------
    Jerome J. Cwiok (47).........   Executive Vice            Senior Vice President of KILICO 1993-
                                    President 1994 and        1995; Executive Vice President since
                                    Director 1995             1995, Senior Vice President
                                                              1993-1995, Vice President 1993,
                                                              Federal Kemper Life Assurance Company
                                                              and Fidelity Life Association.
                                                              Executive Vice President from
                                                              1986-1993 of Academy Insurance Group,
                                                              Atlanta, Georgia.
    Eliane C. Frye (46)..........   Executive Vice            Senior Vice President of KILICO 1992-
                                    President 1995            1995; Executive Vice President since
                                                              1995, Senior Vice President
                                                              1993-1995, Vice President 1988-1993,
                                                              Federal Kemper Life Assurance Company
                                                              and Fidelity Life Association.
    Frederick L. Blackmon........   Senior Vice President     Chief Financial Officer of Alexander
                                    and Chief Financial       Hamilton Life Insurance Company 1989-
                                    Officer 1995              1995.

                                 LEGAL MATTERS

     All matters of Illinois law pertaining to the Policy, including the validity of the Policy and KILICO's right to issue the Policy under Illinois Insurance Law, have been passed upon by Frank J. Julian, Assistant General Counsel of KILICO. Katten Muchin & Zavis, Washington, D.C., has advised KILICO on certain legal matters concerning federal securities laws applicable to the issue and sale of Policies.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. KILICO is not a party in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                    EXPERTS

     The financial statements of KILICO and the Separate Account have been included in the Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by Steven Powell, FSA as stated in the opinion filed as an exhibit to the Registration Statement.

                             REGISTRATION STATEMENT

     A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies. For further information concerning the Separate Account, KILICO and the Policy, reference is made to the Registration Statement as amended with exhibits. Copies of the Registration Statement are available from the Commission upon payment of a fee.

                              FINANCIAL STATEMENTS

     The financial statements of KILICO that are included should be considered only as bearing upon KILICO's ability to meet its contractual obligations under the Policy. KILICO's financial statements do not bear on the investment experience of the assets held in the Separate Account.

                 Financial Statements to be filed by Amendment.

                                   APPENDIX A

                         ILLUSTRATIONS OF CASH VALUES,
                             CASH SURRENDER VALUES,
                                 DEATH BENEFITS

     The tables in this Prospectus have been prepared to help show how values under a Policy change with investment experience. The tables illustrate how Cash Values, Surrender Values (reflecting the deduction of Surrender Charges, if any) and Death Benefits under a Policy issued on an insured of a given age would vary over time if the hypothetical gross investment rates of return were a uniform, after tax, annual rate of 0%, 6%, and 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12%, but fluctuates over or under those averages throughout the years, the Cash Values, Surrender Values and Death Benefits may be different.

     The amounts shown for the Cash Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross return. This is because of a daily charge to the Subaccounts for assuming mortality and expense risks, which is equivalent to an effective annual charge of 0.60% on a current basis. This charge is guaranteed not to exceed an effective annual rate of 0.90%. In addition, the net investment returns also reflect the deduction of the Funds investment advisory fees and other expenses of the Funds ( %, the average of the fees and expenses for 1994). The tables also reflect applicable charges and deductions including a 3.5% deduction against premiums, a monthly administrative charge of $5 and monthly charges for providing insurance protection. For each hypothetical gross investment rate of return, tables are provided reflecting current and guaranteed cost of insurance charges. Hypothetical gross average investment rates of return of 0%, 6% and 12% correspond to the following approximate net annual investment rate of return of
     %,      % and      %, on a current basis. On a guaranteed basis, these
rates of return would be      %,      % and      %, respectively. Cost of
insurance rates vary by issue age, sex, rating class and Policy Year and, therefore, are not reflected in the approximate net annual investment rate of return above.

     The values shown are for Policies which are issued to a male preferred nonsmoker. Values for Policies issued on a basis involving a higher mortality risk would result in lower Cash Values, Surrender Values and Death Benefits than those illustrated. Females generally have a more favorable rate structure than males.

     The tables also reflect the fact that no charges for federal, state or other income taxes are currently made against the Separate Account. If such a charge is made in the future, it will take a higher gross rate of return than illustrated to produce the net after-tax returns shown in the tables.

     Upon request, KILICO will furnish an illustration based on the proposed Insured's age, sex and premium payment requested.

                   Illustrations to be provided by Amendment.

                                   APPENDIX B

                         TABLE OF DEATH BENEFIT FACTORS

ATTAINED                     ATTAINED                     ATTAINED                     ATTAINED
  AGE*         PERCENT         AGE*         PERCENT         AGE*         PERCENT         AGE*         PERCENT
--------       -------       --------       -------       --------       -------       --------       -------
  0-40           250            50            185            60            130              70          115
    41           243            51            178            61            128              71          113
    42           236            52            171            62            126              72          111
    43           229            53            164            63            124              73          109
    44           222            54            157            64            122              74          107
    45           215            55            150            65            120           75-90          105
    46           209            56            146            66            119              91          104
    47           203            57            142            67            118              92          103
    48           197            58            138            68            117              93          102
    49           191            59            134            69            116              94          101
                                                                                         95-99          100

* ATTAINED AGE AS OF THE BEGINNING OF THE POLICY YEAR

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING PURSUANT TO RULE 484(B)(1)
                        UNDER THE SECURITIES ACT OF 1933

     Pursuant to the Distribution Agreement filed as Exhibit 1-A(3)(a) to this Registration Statement, Kemper Investors Life Insurance Company (KILICO) and the Separate Account will agree to indemnify Investors Brokerage Services, Inc.
(IBS) against any claims, liabilities and expenses which IBS may incur under the Securities Act of 1933, common law or otherwise, arising out of or based upon any alleged untrue statements of material fact contained in any registration statement or prospectus of the Separate Account, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading. IBS will agree to indemnify KILICO and the Separate Account against any and all claims, demands, liabilities and expenses which KILICO or the Separate Account may incur, arising out of or based upon any act or deed of IBS or of any registered representative of an NASD member investment dealer which has an agreement with IBS and is acting in accordance with KILICO's instructions.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of KILICO or the Separate Account (by virtue of the fact that they may also be agents, employees or controlling persons of IBS) pursuant to the foregoing provisions, or otherwise KILICO and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO or the Separate Account of expenses incurred or paid by a director, officer or controlling person of KILICO or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, KILICO and the Separate Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following Papers and Documents:

               The Facing sheet.

               Reconciliation and tie between items in N-8B-2 and Prospectus.

               The prospectus consisting of 29 pages.

               The undertaking to file reports.

               Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

               The signatures.

               Written consents of the following persons:

                A. Debra P. Rezabek, Esq. (Included in Opinion to be filed as
                   Exhibit 3(a)).

                C. KPMG Peat Marwick, independent auditors (Included in Opinion to be filed as Exhibit 6(a)).

                D. Steven Powell, FSA (Included in Opinion to be filed as
                   Exhibit 3(b)).

              The following exhibits:

                1-A(1)                 KILICO Resolution establishing the Separate Account
                1-A(3)(a)              Distribution Agreement between KILICO and Investors Broker-
                                       age Services, Inc. (IBS)
                1-A(3)(b)              Specimen Selling Group Agreement of IBS and KILICO General
                                       Agent Agreement
                1-A(3)(c)              Schedules of commissions (To be filed by amendment)
                1-A(5)                 Form of Policy
                1-A(6)(a)              KILICO Articles of Incorporation
                1-A(6)(b)              By-Laws of KILICO
                1-A(10)                Application for Policy (To be filed by amendment)
                2                      Specimen Notice of Withdrawal Right
                3(a)                   Opinion and consent of legal officer of KILICO as to
                                       legality of policies being registered (To be filed by
                                       amendment)
                3(b)                   Opinion and consent of actuarial officer of KILICO
                                       regarding prospectus illustrations and actuarial matters
                                       (To be filed by amendment)
                6(a)                   Opinion and consent of independent auditors (To be filed by amendment)
                8                      Procedures Memorandum, pursuant to Rule 6e-3(T)(b)(12)(iii)
                                       (To be filed by amendment)
                11                     Representation, description and undertakings regarding
                                       mortality and expense risk charge, pursuant to Rule
                                       6e-3(T)(b)(13)(iii)(F)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, KILICO Variable Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Grove and State of Illinois on the 18th day of December 1995.
                                          KILICO VARIABLE SEPARATE ACCOUNT
                                          (Registrant)

                                          By: Kemper Investors Life Insurance
                                          Company
                                          (Depositor)

                                          By:
                                            /s/ JOHN B. SCOTT
                                            ------------------------------------
                                            John B. Scott, Chairman, Chief
                                              Executive Officer and President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 18th day of December 1995.

                   SIGNATURE                                           TITLE
-----------------------------------------------   -----------------------------------------------
/s/ JOHN B. SCOTT                                 Chairman, Chief Executive Officer, President
-----------------------------------------------   and Director (Principal Executive Officer)
John B. Scott

/s/ JEROME J. CWIOK                               Executive Vice President and Director
-----------------------------------------------
Jerome J. Cwiok

/s/ FREDERICK L. BLACKMON                         Senior Vice President and Chief Financial
-----------------------------------------------   Officer (Principal Financial Officer)
Frederick L. Blackmon

/s/ JOHN H. FITZPATRICK                           Senior Vice President and Director
-----------------------------------------------
John H. Fitzpatrick

/s/ DAVID B. MATHIS                               Director
-----------------------------------------------
David B. Mathis

/s/ STEPHEN B. TIMBERS                            Director
-----------------------------------------------
Stephen B. Timbers

/s/ JOSEPH R. SITAR                               Chief Accounting Officer (Principal Accounting
-----------------------------------------------   Officer)
Joseph R. Sitar

                                 EXHIBIT INDEX

                                                                                         SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                          TITLE                                      PAGES
------          ----------------------------------------------------------------------   ----------
  1-A(1)        KILICO Resolution establishing the Separate Account
  1-A(3)(a)     Distribution Agreement between KILICO and Investors Brokerage
                Services, Inc.
  1-A(3)(b)     Specimen Selling Group Agreement of IBS and KILICO General Agent
                Agreement
  1-A(5)        Form of Policy
  1-A(6)(a)     KILICO Articles of Incorporation
  1-A(6)(b)     By-laws of KILICO
  2             Specimen Notice of Withdrawal Right
 11             Representation, description and undertakings regarding mortality and expense risk charge, pursuant to Rule 6e-3(T)(b)(13)(iii)(F)